Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

File No. of Related Registration Statement: 333-145554

From: Jessica Hanover

Sent: Friday, September 28, 2007 6:19 PM

To: FoxHollow

Subject: FoxHollow Company Update 9/28/07

Hello FoxNation!

Last week’s integration planning update focused on the immediate product bag the FoxHollow – ev3 merger can create – a portfolio with one of the broadest and most technologically advanced product offerings for the treatment of vascular disease. In addition to each company’s current platforms – SilverHawk and Rinspirator for FoxHollow; stents, balloons, and embolic filters for ev3 Cardio-Peripheral; and embolic coils and liquid embolics for ev3 Neurovascular – both companies are working hard on the future.

The goal of today’s update is to provide all of you with insight into what this future may hold – from NightHawk and RockHawk to carotid, SFA, & neurovascular stents and clot retrieval. Just as last week, ev3 employees will be receiving a similar communication, giving them the chance to learn about our exciting new technologies.

ev3 Inc.

Cardio-Peripheral

ev3 is currently developing a number of new products to increase market penetration within the global peripheral stent market. ev3’s stent product development pipeline is intended to increase the breadth of their offering by adding new lengths, diameters and catheter shaft line extensions, as well as to introduce new stent designs and platforms.

US Clinical Trial Overview for ev3

CREATE PAS: Carotid Revascularization With ev3 Arterial Technology Evolution Post Approval Study

The study objective is to confirm the PROTÉGÉ RX Carotid Stent System and SpiderFX™ Embolic Protection Device are safe and effective in the treatment of carotid artery stenosis for subjects with a high risk for complications during carotid endarterectomy. The study is a non-randomized, open label design using historical controls. 1500 patients will be enrolled. The primary outcome measures include: composite of death, ipsilateral (same side) stroke, procedure-related stroke, or heart attack at 30 days post-procedure; and the rate of ipsilateral (same side) stroke from 31 days to one year.

DURABILITY II: The US StuDy for EvalUating EndovasculaR TreAtments of Lesions in the Superficial Femoral Artery and Proximal Popliteal By usIng the Protege EverfLex NitInol STent SYstem II

This is a multi-center, non-randomized, single arm study to compare PTA and primary stenting using a single Protégé EverFlex stent to performance goals of PTA alone in the treatment of atherosclerotic superficial femoral artery (SFA) and proximal popliteal lesions. The primary outcome measures include: primary patency at 1 year and major adverse events at 30 days.

Neurovascular

ev3 is investing in products designed to treat ischemic stroke and stenotic diseases of the brain. As you may recall from last week, there are approximately 700,000 strokes annually in the United States. Strokes consist of either blockages (ischemic stroke) or ruptures (hemorrhagic stroke) of vessels within or leading to the brain. Current interventional therapies serve primarily the hemorrhagic stroke market while technologies in development are focused on the larger and underserved ischemic stroke market. In the US, ev3’s leading initiative is in the field of Neurovascular stenting with our new stent platform called “SOLO”, which is based on technology that is versatile enough to be utilized in the treatment of both ischemic and hemorrhagic stroke.

A second major initiative for ev3 Neurovascular is in the field of clot retrieval for the treatment of acute stroke. During the first quarter, ev3 acquired the rights to purchase a clot retrieval device which ev3 calls “PCR”. Plans are in place to commence a clinical trial in the European Union during 2007 in order to assess the clinical and commercial potential of this technology.

FoxHollow Technologies, Inc.

MEC™ Technology

FoxHollow introduced MEC (Micro Efficient Compression) Technology earlier this year on the SXL (Small Vessel Xtra Long Tip) SilverHawk device, designed for use in the arteries of the lower leg (below the knee). MEC Technology consists of laser-drilled micro vent holes in the nosecone of the catheter which allow greater tissue storage. These micro vent holes allow fluid to escape from the nosecone so that the physician can collect, pack and remove more plaque.

As Dr. John Simpson stated in the second quarter of 2007 earnings press release for FoxHollow, “Physicians have responded quite positively to our launch of the SilverHawk SXL, an enhanced device that utilizes our proprietary MEC technology, allowing for increased tissue collection capacity and in turn, reduced procedure time.”

The SilverHawk EXL (Extra Small Vessels Xtra Long Tip), designed for use in the extra small peripheral vasculature below the knee, is the newest addition to the Silverhawk product line, launched late last month. The EXL provides greater tissue capture through various advancements including an improved longer nosecone and MEC Technology. The improved nosecone features a softer and more flexible tip and may enhance maneuverability through distal vessels. In addition, an updated torque shaft allows for consistent torqueing, tracking and device advancement with the EXL catheter.

MEC Tech—Micro Vent Holes

RockHawk Plaque Excision System

The RockHawk has been designed to treat calcified lesions in the periphery, whereas the SilverHawk is indicated for general plaque excision in the peripheral vasculature. As indicated last month, FoxHollow filed a 510(k) with the FDA during the second quarter of 2007 for approval of the RockHawk device and expects FDA approval by the end of the year.

NightHawk Plaque Excision System

The NightHawk System brings together optical coherence tomography (OCT) imaging technology with the FDA-cleared SilverHawk System. The NightHawk device utilizes fiber optic technology embedded in the catheter and allows the physician to visualize the vascular morphology and wall structures within the artery. The OCT imaging capability is designed for use as an adjunct to conventional angiography during plaque excision procedures. Last month, FoxHollow announced that it had received conditional approval from the FDA of the company’s IDE (Investigational Device Exemption) for the NightHawk Plaque Excision System.

NightHawk Plaque Excision System

Merck Collaboration Agreement

A very important piece of FoxHollow’s R&D and Clinical program is within the unique relationship the company has formed with Merck & Co., Inc. In 2005, FoxHollow and Merck joined together in a novel research and development collaboration, focused the analysis of atherosclerotic plaque removed from patient arteries with the goal of identifying new biomarkers for atherosclerotic disease progression. The terms and activities of collaboration were expanded in 2006.

Please continue to send any and all questions you may have related to the merger to                     – the integration planning team will work to address them as soon as possible. With just a few days to go towards the targeted merger close date, the integration planning process is kicking into high gear, so please stay tuned for more information as it becomes available.

Enjoy the weekend!

Jessica L. Hanover, Ph.D.

Senior Director, Strategy

FoxHollow Technologies

740 Bay Road

Redwood City, CA 94063

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, the creation by the companies of a portfolio with one of the broadest and most technologically advanced product offerings for the treatment of vascular disease, plans relating to the commencement of clinical trials, the opportunity to create one of the broadest and most technologically advanced product offerings for the treatment of vascular disease, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and

FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and in the information/proxy statement-prospectus which forms a part of ev3’s registration on Form S-4, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, on August 17, 2007, ev3 filed a Registration Statement on Form S-4 (SEC File No. 333-145554) with the SEC that contains an information/proxy statement-prospectus. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders are be able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus referred to above.